Exhibit 99.2

(VTech graphic)	(LeapFrog graphic)

FOR IMMEDIATE RELEASE

VTech to Acquire US based LeapFrog Enterprises

Hong Kong and Emeryville, California, 5 February 2016 – VTech Holdings Limited (VTech, HKSE: 303), a global leader in electronic learning products and cordless telephones, and LeapFrog Enterprises, Inc (LeapFrog, NYSE: LF), a leading developer of educational entertainment for children, today announced that the two companies have entered into a merger agreement whereby VTech will acquire LeapFrog.

VTech plans to acquire 100% of the outstanding common stock of LeapFrog through an all cash tender offer followed by a second-step merger. In the tender offer, VTech will offer LeapFrog investors US$1.00 per share for LeapFrog's Class A and Class B shares, which represents a 75.4% premium over the closing price of LeapFrog's Class A shares on 4 February 2016. The total purchase consideration amounts to approximately US$72 million. VTech will fund the tender offer through internal resources.

The tender offer is expected to commence on or about 3 March 2016, and will be open for a minimum of 20 business days. The closing of the transaction is subject to satisfaction of certain conditions set forth in the merger agreement, which has been unanimously approved by the Boards of Directors of both companies. LeapFrog's Board has agreed to unanimously recommend to its stockholders that they tender their shares of LeapFrog common stock pursuant to the tender offer.

"We are delighted to have the LeapFrog brand joining VTech, bringing together two of the great names in children's learning and entertainment," said Allan Wong, Chairman and Group CEO of VTech Holdings Limited. "VTech has been a pioneer in the electronic learning toy category for 35 years. The acquisition will allow us to offer the broadest portfolio of products that enhances the education and development of children across the world, while bringing them fun and joy."

"We believe this is a terrific opportunity for our employees, customers, and shareholders," said Bill Chiasson, the Chairman of LeapFrog's Board of Directors. "The acquisition and future investment by VTech will be instrumental to helping the LeapFrog brand achieve the mission of helping each child achieve their potential. Importantly, too, this transaction also rewards our shareholders with a significant premium from recent trading levels."

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About LeapFrog
LeapFrog Enterprises, Inc. is the leader in innovative solutions that encourage a child's curiosity and love of learning throughout their early developmental journey. For 20 years, LeapFrog has helped children expand their knowledge and imagination through award-winning products that combine state-of-the-art educational expertise led by the LeapFrog Learning Team, innovative technology, and engaging play – turning playtime into quality time. LeapFrog's proprietary learning tablets and ground-breaking developmental games, learn to read and write systems, interactive learning toys and more are designed to create personalised experiences that encourage, excite and build confidence in children. LeapFrog is based in Emeryville, California, and was founded in 1995 by a father who revolutionised technology-based learning solutions to help his child learn how to read. Lean more at www.leapfrog.com.

About VTech
VTech is the global leader in electronic learning products from infancy to preschool and the world's largest manufacturer of cordless phones. It also provides highly sought-after contract manufacturing services. Founded in 1976, VTech has been a pioneer in the electronic learning toy category with cutting-edge and innovative products that provide fun and learning to children across the world. By leveraging the decades of success, VTech continues to provide a diverse collection of telecommunication products that elevate the consumer experience with state-of-the-art technology and design.  The Group is also one of the world's leading electronic manufacturing service providers, offering world-class, full turnkey services to customers in a number of product categories. The Group's mission is to design, manufacture and supply innovative and high quality products in a manner that minimises any impact on the environment, while creating sustainable value for its stakeholders and the community. For more information, please visit www.vtech.com.

Statement on Cautionary Factors
Any statements made in this communication that are not statements of historical fact including, but not limited to, statements about VTech's and LeapFrog's beliefs and expectations and statements about VTech's proposed acquisition of LeapFrog, are forward-looking statements and should be evaluated as such.  Forward-looking statements include, but are not limited to, statements that may relate to VTech's and LeapFrog's plans, objectives, strategies, goals, future events, the timing and success of the tender offer and other information that is not historical information.  Factors that may materially affect such forward-looking statements include: VTech's ability to successfully complete the tender offer for LeapFrog's shares or realize the anticipated benefits of the transaction; and the failure of any of the conditions to VTech's tender offer to be satisfied.
VTech and LeapFrog do not undertake, and specifically disclaim, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.
Important Additional Information
The tender offer for the outstanding shares of common stock of LeapFrog has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of LeapFrog common stock.  The solicitation and the offer to purchase shares of LeapFrog common stock will be made pursuant to an offer to purchase and related materials that VTech and certain of its affiliates intend to file with the U.S. Securities and Exchange Commission (the "SEC").
At the time the tender offer is commenced, the VTech and certain of its affiliates will file a tender offer statement on Schedule TO with the SEC, and LeapFrog will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Both the tender offer statement and the solicitation/recommendation statement will be mailed to LeapFrog stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will be available to all LeapFrog stockholders from a depository to be announced once the tender offer commences.  The tender offer statement and solicitation/recommendation statement (including all documents filed with the SEC) are free by accessing the SEC's website at www.sec.gov.

BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, LEAPFROG STOCKHOLDERS ARE ADVISED TO READ AND CONSIDER CAREFULLY THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, EACH AS MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND ITS PARTIES.

For media inquiries, please contact:

VTech Holdings Limited Grace Pang, Head of Corporate Marketing +852 26801703 grace_pang@vtech.com	LeapFrog Enterprises, Inc. Katie Zeiser, Public Relations (510) 420-5331 kzeiser@leapfrog.com

For investor inquiries, please contact:

VTech Holdings Limited Grace Pang, Head of Corporate Marketing +852 26801703 grace_pang@vtech.com	LeapFrog Enterprise, Inc Nancy Lee, Investor Relations (510) 420-5150 ir@leapfrog.com

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